FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

March, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, March 04, 2014

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance Companies

Av. Libertador General Bernardo O’Higgins 1449

Santiago

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, of the Securities Market Law 18,045, and the provisions of General Norm N° 30 of the Superintendence, duly authorized, I hereby inform you of a significant event:

a) Stated in the significant events dated January 29 and February 6, 2014 which informed the Superintendence of the temporary shutdown and subsequent restart  of “Bocamina Power Plant, First Unit” for the reasons stated in those documents, we announced that the financial effects of such suspension would be evaluated by the Company. We inform you, by this letter, as a significant event, that according to the assessment of such effects for the shutdown period of January 27, 2013, through February 6, 2014, the financial effects amounted to US$ 2.45 million of contribution margin loss, using final marginal costs through January 31, 2014 and preliminary marginal costs from January 1 to February 6 2014.

b) Regarding the significant events dated December 17, 2013 and January 31, 2014 which informed the Superintendence of the temporary shutdown and financial effects resulting from said shutdown of “Bocamina Power Plant, Second Unit”, for the reasons stated in those documents, we announced that we would continue to evaluate and to inform the Superintendence of the financial effects of the suspension. By this letter, we inform the Superintendence, as a significant event, that: (i) with respect to the suspension period of December 17, 2013 through January 31, 2014, the financial effects amounted US$ 29.95 million of contribution margin loss. The amount is less than that informed on January 31, because it is based on final marginal costs and not on programmed marginal costs, and (ii) for the period of February 1, 2014 through February 23,2014, the financial effects of said shutdown amounted to US$12.51 million contribution margin loss, using preliminary marginal costs and the programmed marginal costs from February 21 to 23, 2014.

Until the suspension of “Bocamina Power Plant, Second Unit” is lifted, we will continue to evaluate and to inform the Superintendence of the financial effects produced by it.

Yours sincerely,

Joaquín Galindo V.

Chief Executive Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: March 4, 2014